Exhibit (a)(2)

Announcement Letter

[TO BE CIRCULATED TO ELIGIBLE OPTION HOLDERS

BY E-MAIL AND BY MAIL ON CREE LETTERHEAD]

March 17, 2003

To Eligible Cree Option Holders:

I am pleased to inform you that Cree is again offering an option exchange program to eligible employees. This program represents a new offer but is similar to the offer Cree announced earlier this year that was later withdrawn. We withdrew the first offer because we learned its timing would have made it necessary to require participating employees to cancel options granted within six months before the offer commenced. We believe the timing of the new program, which commences today, resolves the matter and should allow us to achieve our objectives.

The new offer is described in Cree’s Offer to Exchange dated March 17, 2003, a copy of which is available on our intranet at http://creenet/corporate/legal/stock plans general/offer to exchange. Under the program, eligible employees may exchange outstanding options that have exercise prices above $30 per share for new options to be granted under our Equity Compensation Plan. You are eligible to participate if you are an employee who receives pay as a regular employee of Cree, Inc. or one of our subsidiaries, except that members of the Board of Directors and executive officers are not eligible.

To avoid adverse consequences under current accounting rules, several limitations and restrictions apply to this offer, and there are significant market risks and other risks that must be understood. If you elect to participate, Cree will cancel all of your outstanding options that have an exercise price greater than $30 per share and must also cancel any outstanding options granted to you on or after September 16, 2002. For each canceled option, we will grant a new option on the first business day that is six months and one day after the date on which we cancel the options accepted for exchange. We expect to grant the new options on October 13, 2003 unless we extend the offer. The exercise price of the new option will be equal to the fair market value of Cree’s common stock on the new option grant date; it may be higher or lower than the exercise price of the canceled option. You must remain an employee of Cree or one of its subsidiaries to receive a new option in exchange for a canceled option.

The number of shares covered by the new options, the vesting schedule and other terms and conditions applicable to this offer are more fully described in the Offer to Exchange and related materials that we filed today with the Securities and Exchange Commission. We are also mailing, to your home address, a packet of information that contains a copy of this letter, the Offer to Exchange, an Election Form, a Withdrawal Form, a report listing your options eligible for this offer, a report listing all of your outstanding options and a schedule of informational meetings. Please take the time to read these materials carefully so that you understand the risks before deciding whether to participate. To participate, you must properly complete, sign and deliver the Election Form to one of the authorized representatives listed on the form before the offer expires. The offer will expire at 12:00 midnight Eastern Time (9:00 p.m. Pacific Time) on April 11, 2003 unless we extend it. If the offer is extended, we will notify you of the new expiration date and time.

Participation is entirely voluntary. If you do not to participate, you will retain your current options. Neither Cree nor our Board of Directors makes any recommendation as to whether you should participate. You must make your own decision taking into account your own personal circumstances, preferences and assumptions.

Sincerely,

Charles M. Swoboda

Chief Executive Officer and President